Exhibit 99.3

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2025 (unaudited) furnished herewith as Exhibit 99.2 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2024, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on April 30, 2025. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America, or USA. Other than as specifically noted, all amounts translated into a different currency were translated based on the exchange rate as of June 30, 2025.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

General

Our ordinary shares are listed on the NYSE American and on the Tel Aviv Stock Exchange under the symbol ELLO. The address of our registered office is 18 Rothschild Blvd., 1st Floor, Tel Aviv 6688121, Israel.

We are involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel. (i) approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol, which is 51% owned by us); (ii) 51% of approximately 38 MW of operating solar power plants in Italy; (iii) approximately 27.36 MW of operating solar power plants in the Dallas Metropolitan area, Texas, USA; (iv) 16.875% of Dorad Energy Ltd., or Dorad, (v) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter per year, respectively; (vi) 51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes; (vii) solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped hydro storage project in the Manara Cliff, Israel, or the Manara PSP; and (viii) solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 21.5 MW are under construction. We also initiate and develop additional solar projects in Italy, USA, Spain and Israel. For more information, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” of the Annual Report.

The following table includes information concerning our revenues per operating facility:

Name	Installed/ production Capacity[1]	Location	Type of Plant	Connection to Grid	Revenue in the six months ended June 30, 2024 (in thousands)[2]		Revenue in the six months ended June 30, 2025 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Solar – Fixed panels mounting structures	July 2010		€381	€413
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Solar – Fixed panels mounting structures	November 2011		€296	€311
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Solar – Fixed panels mounting structures	November 2011		€495	€518
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Solar – Fixed panels mounting structures	June 2011		€251	€248
“Talasol”[3]	300,000 kWp	Talaván, Cáceres, Spain	Solar PV plant with single-axis trackers	December 2020		€8,973	€8,392
“Ellomay Solar”	28,000 kWp	Talaván, Cáceres, Spain	Solar PV plant with single-axis trackers	June 2022		€513	€627
“Ellomay Solar Italy Two”[3]	4,944 kWp	Lazio Region, Italy	Solar PV plant with single-axis trackers	February 2024		€313[4]	€414
“Ellomay Solar Italy One”[3]	14,782 kWp	Lazio Region, Italy	Solar PV plant with single-axis trackers	April-May 2024		€216[5]	€1,226
“Ellomay Solar Italy Ten”[3]	18,055 kWp	Lazio Region, Italy	Solar PV plant with single-axis trackers	January 2025	€	-[6]	€917[6]
Fairfield Solar Project LLC	13,044 kWp	Fairfield, Texas	Solar – Fixed panels mounting structures	April 2025	€	-[7]	€46[7]
Malakoff Solar I LLC	6,960 kWp	Malakoff Texas	Solar – Fixed panels mounting structures	April 2025	€	-[7]	€42[7]
Malakoff Solar II LLC	6,960 kWp	Malakoff Texas	Solar – Fixed panels mounting structures	April 2025	€	-[7]	€37[7]
“Groen Gas Goor”	3 million Nm3 per year	Goor, the Netherlands	Biogas	November 2017		€1,938	€1,348
“Goren Gas Oude-Tonge”	3.8 million Nm3 per year	Oude-Tonge, the Netherlands	Biogas	June 2018		€2,069	€1,777
“Groen Gas Gelderland”	7.5 million Nm3 per year[8]	Gelderland, the Netherlands	Biogas	April 2017		€4,011	€3,820

1.	The actual capacity of a photovoltaic plant is generally subject to a degradation of approximately 0.5% per year, depending on climate conditions and quality of the solar panels.

2.	These results are not indicative of future results due to various factors, including changes in electricity market prices, changes in regulation and the climate and the degradation of the solar panels.

3.	These plants are 51% owned by us.

4.	As the Ellomay Solar Italy Two solar plant was connected to the Italian national grid during February 2024, partial revenues were recorded in connection with this solar plant during the six months ended June 30, 2024.

5.	The aggregate capacity of the Ellomay Solar Italy One solar plant is 14.8 MW. The first plot of this plant, with a capacity of 6.2 MW, of was connected to the Italian national grid at the end of April 2024 and the remaining two plots, with an aggregate capacity of 8.6 MW, were connected to the Italian national grid during May 2024. Therefore, partial revenues were recorded in connection with this solar plant during the six months ended June 30, 2024.

6.	As the Ellomay Solar Italy Ten solar plant was connected to the Italian national grid during January 2025, no revenues were recorded in connection with this solar plant during the six months ended June 30, 2024 and during the six months ended June 30, 2025 revenues were recorded only commencing connection to the national grid.

7.	As these solar plants were connected to the grid during April 2025 and we commenced recording revenues for such plants only during the second quarter of 2025, no revenues were recorded in connection with these solar plants during the six months ended June 30, 2024 and during the six months ended June 30, 2025 revenues were recorded only for a portion of the period.

8.	This plant’s permit enables it to produce approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

Operating Results

Segments

Our reportable segments, which form our strategic business units, are presented per geographical areas and type of plant as follows:

(i)	Italy: solar power plants (operating and under construction solar power plants that are 51% owned by us, and additional solar plants under development);

(ii)	Spain: 7.9 MW subsidized solar power plants, a 28 MW solar power plant and Talasol, a 300 MW solar power plant 51% owned by us;

(iii)	USA: solar power plants (operating and under development and construction);

(iv)	the Netherlands: biogas plants; and

(v)	Israel: 9.375% (as of June 30, 2025) indirect interest in Dorad, pumped storage hydro power plant under construction in Manara, Israel and power plants under development.

For more information see Note 10 to our unaudited condensed consolidated interim financial statements as at June 30, 2025 included as Exhibit 99.2 to the Form 6-K.

Consummation of the Clal Transaction

In June 2025, we consummated the investment transaction with Clal Insurance Company Ltd., or Clal, in our 198 MW solar portfolio of operating projects and projects under construction and development in Italy. In consideration for its undertaking to invest approximately €52 million in the Italian solar portfolio, Clal received a 49% interest in the portfolio (including outstanding shareholder’s loans, capital notes and equity). Upon consummation of the transaction, the Company received approximately €21 million. Of the remainder consideration, we recorded as short-term other receivables €13.7 million and did not yet record €17 million, which represents the consideration not yet paid in connection with shareholder loans. As we continue to direct the operations of the 198 MW Italian solar portfolio, and the rights granted to Clal are protective minority rights, this transaction did not result in a loss of control and was accounted for as an equity transaction. We therefore recognized in equity (transaction reserve with non-controlling interests) an amount of approximately €9.1 million (net of taxes in the amount of approximately €0.9 million). Tax benefit was recorded in profit and loss in connection with the utilization of current losses to offset such taxes amounting to approximately €0.9 million.

Upon consummation of the transaction with Clal, we issued Clal a warrant covering 416,000 of our ordinary shares, with an exercise price of NIS 69.7 (approximately $18.5) per share, or the Clal Warrant. The Clal Warrant is for a term of twenty-six months and may only be exercised on a cashless basis. In the event our shares are traded at a price higher than NIS 80 (approximately $21.2) per share when the Clal Warrant is exercised, we, at our discretion, may choose to issue shares on a cashless basis assuming a market price per share of NIS 80 and pay Clal the remainder in cash. As the exercise price is denominated in NIS, the option constitutes a liability and is revalued and recognized at fair value in each reporting period. As of the closing date the value of the Clal Warrant was approximately €0.5 million and as of June 30, 2025, the Clal Warrant was valued at approximately €1 million.

For additional information concerning the Clal transaction, see Note 1.B to our unaudited condensed consolidated interim financial statements as at June 30, 2025 included as Exhibit 99.2 to the Form 6-K.

Results of Operations

Six Months Ended June 30, 2025 Compared with Six Months Ended June 30, 2024

The results of operations included in our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024 partially include the results of Ellomay Solar Italy One and Two and do not include the results of Ellomay Solar Italy Ten, and the results of operations included in our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2025 only partially include the results of Ellomay Solar Italy Ten, and the Malakoff and Fairfield solar plants in Texas, USA. Therefore, our past results for these periods are not indicative of our results in the future.

Revenues

Revenues were approximately €20.1 million for the six months ended June 30, 2025, compared to approximately €19.5 million for the six months ended June 30, 2024. The increase in revenues mainly results from revenues generated from our 19.8 MW and 18.1 MW Italian solar facilities that were connected to the grid in February-May 2024 and in January 2025, respectively. Such increase was partly offset by lower revenues from one of our Dutch biogas plants, which experienced a biology-related production issue that affected output in January and April 2025 and by slightly lower revenues from the Talasol facility, which in July 2024 sustained damage due to a fire that has since been repaired and restored to nearly 97% output, though not yet fully recovered.

Revenues by Segments

	Six months ended June 30,		June 30, 2025 vs. June 30, 2024 Change
	2025	2024	€	%
	(€ in thousands)
Italy – Solar	2,558	529	2,029	383.5
Spain – Subsidized Solar Plants	1,489	1,423	66	4.6
Spain – 28 MW Solar	627	513	114	22.2
Spain – Talasol Solar	8,392	8,973	(581)	(6.5)
USA – Solar	125	-	125	N/A
Netherlands – Biogas	6,945	8,018	(1,073)	(13.4)

Italy – Solar Segment. Revenues from our Italian solar segment were approximately €2.6 million for the six months ended June 30, 2025, compared to approximately €0.5 for the six months ended June 30, 2024. The increase in revenues resulted from the commencement of operations of our Ellomay Solar Two and Ellomay Solar One solar plants in Italy in February and May 2024, respectively and the commandment of operations of our Ellomay Solar Ten solar plant in Italy in January 2025.

Spain – Subsidized Solar Segment. Revenues from our Spanish subsidized solar segment were approximately €1.5 million for the six months ended June 30, 2025, compared to approximately €1.4 for the six months ended June 30, 2024.

Spain – 28 MW Solar Segment. Revenues from our Spanish 28 MW solar segment were approximately €0.6 million for the six months ended June 30, 2025, compared to approximately €0.5 for the six months ended June 30, 2024.

Spain – Talasol Solar Segment. Revenues from our Spanish Talasol solar segment were approximately €8.4 million for the six months ended June 30, 2025, compared to approximately €9 for the six months ended June 30, 2024. The decrease mainly results from the decrease in electricity prices in Spain.

USA – Solar Segment. Revenues from our USA solar segment were approximately €0.1 million for the six months ended June 30, 2025, compared to €0 for the six months ended June 30, 2024. The increase results from the commencement of operations of two solar plants (Fairfield and Malakoff) in the Dallas metropolitan in April 2025.

Netherlands – Biogas Segment. Revenues from our Netherlands biogas segment were approximately €6.9 million for the six months ended June 30, 2025, compared to approximately €8 million for the six months ended June 30, 2024. The decrease in revenues is mainly due to a reduction in output in one of the Biogas facilities in January and April 2025 due to a biology-related production issue.

Operating Expenses and Depreciation and Amortization Expenses

Operating expenses were approximately €9.2 million for the six months ended June 30, 2025, compared to approximately €9.5 million for the six months ended June 30, 2025. The decrease in operating expenses mainly results from lower costs in connection with the acquisition of feedstock by our Dutch biogas plants, partially offset by the achievement of preliminary acceptance certificate, or PAC, of our 19.8 MW Italian solar facilities subsequent to June 30, 2024, upon which we commence recording operating expenses of the solar facilities. Depreciation and amortization expenses were approximately €8.5 million for the six months ended June 30, 2025, compared to approximately €8.2 million for the six months ended June 30, 2024.

Operating Expenses by Segments

	Six months ended June 30,		June 30, 2025 vs. June 30, 2024 Change
	2025	2024	€	%
	(€ in thousands)
Italy – Solar	231	-	231	N/A
Spain – Subsidized Solar Plants	212	273	(61)	(22.3)
Spain – 28 MW Solar	295	337	(42)	(12.5)
Spain – Talasol Solar	2,270	2,252	18	0.8
USA – Solar	41	-	41	N/A
Netherlands – Biogas	6,157	6,661	(504)	(7.6)

Italy – Solar Segment. Operating expenses in connection with our Italian solar segment were approximately €0.2 million for the six months ended June 30, 2025, compared to €0 for the six months ended June 30, 2024. The changes was mainly due to two solar power plants in Italy that were connected to the Italian electricity grid during the six months ended June 30, 2024 but have not achieved PAC as of June 30, 2024. Therefore, we did not have any direct operating expenses in connection with our Italian solar segment for the six months ended June 30, 2024.

Spain – Subsidized Solar Segment. Operating expenses in connection with our Spanish subsidized solar segment were approximately €0.2 for the six months ended June 30, 2025, compared to approximately €0.3 million for the six months ended June 30, 2024.

Spain – 28 MW Solar Segment. Operating expenses in connection with our Spanish 28 MW solar segment were approximately €0.3 million for the six months ended June 30, 2025 and for the six months ended June 30, 2024.

Spain – Talasol Segment. Operating expenses in connection with our Spanish Talasol segment were approximately €2.3 million for the six months ended June 30, 2025 and for the six months ended June 30, 2024.

USA – Solar Segment. Operating expenses in connection with our USA solar segment were approximately €41 thousand for the six months ended June 30, 2025, compared to €0 for the six months ended June 30, 2024. The increase results from the commencement of operations of two solar plants in the Dallas metropolitan (Fairfield and Malakoff) in April 2025.

Netherlands – Biogas Segment. Operating expenses in connection with our Netherlands biogas segment were approximately €6.2 million for the six months ended June 30, 2025, compared to approximately €6.7 million for the six months ended June 30, 2024. The decrease is mainly attributable to lower costs in connection with the acquisition of feedstock.

Project Development Costs

Project development costs were approximately €2.9 million for the six months ended June 30, 2025, compared to approximately €2.3 million for the six months ended June 30, 2024. The increase in project development costs is mainly due to development expenses in connection with solar projects in the USA and Italy.

General and Administrative Expenses

General and administrative expenses were approximately €3.4 million for the six months ended June 30, 2025, compared to approximately €3 million for the six months ended June 30, 2024. The increase in general and administrative expenses is mostly due to higher consultancy expenses.

Share of Profit / Loss of Equity Accounted Investee

Our share of profit of equity accounted investee, after elimination of intercompany transactions, was approximately €12 thousand for the six months ended June 30, 2025, compared to approximately €1.8 million in the six months ended June 30, 2024. The decrease in share of profits of equity accounted investee was mainly due to increased financing expenses recorded by Dorad due to the impact of the USD/NIS exchange rate fluctuations on deposits in USD and forward contracts and the reduced demand for electricity in Israel during the June 2025 war between Israel and Iran.

Other Income

Other income was approximately €1.4 million for the six months ended June 30, 2025, compared to €0 million in the six months ended June 30, 2024. The income during the six months ended June 30, 2025 was recognized based on agreed compensation expected to be received from the EPC contractor of two of the Company’s USA solar facilities for loss of income due to delays in construction.

Financing Income (Expenses), Net

	For the six months ended June 30
	2025	2024
	€ in thousands
Profit from settlement of derivatives contract	-	159
Interest income	1,409	1,282
Gain from exchange rate differences, net	5,643	985
Change in fair value of derivatives, net	439	2,852
Debentures interest and related expenses	(4,000)	(3,562)
Interest and commissions related to projects finance	(2,886)	(2,830)
Amortization of capitalized expenses related to projects finance	(90)	(123)
Interest on minority shareholder loan	(930)	(1,088)
Bank charges and other commissions	(363)	(121)
Interest on lease liability	(200)	(164)
Total financing income (expenses), net	(978)	(2,610)

Financing expense, net was approximately €1 million for the six months ended June 30, 2025, compared to financing income, net of approximately €2.6 million for the six months ended June 30, 2024. The change in financing expenses, net, was mainly attributable to higher income resulting from exchange rate differences that amounted to approximately €5.6 million for the six months ended June 30, 2025, compared to approximately €1 million for the six months ended June 30, 2024, an aggregate change of approximately €4.6 million. The exchange rate differences were mainly recorded in connection with the NIS cash and cash equivalents and the Company’s NIS denominated debentures and were caused by the 4.2% devaluation of the NIS against the euro during the six months ended June 30, 2025, compared to 0.2% during the six months ended June 30 2024. The increase in financing income for the six months ended June 30, 2025 was partially offset by a decrease in financing income of approximately €2.4 million in connection with derivatives and warrants for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The increase was also partially offset by increased interest expenses resulting from the issuance of the Company’s Series G Debentures in February 2025 and Series F Debentures in August and November 2024.

Tax Benefit

Tax benefit was approximately €1.8 million for the six months ended June 30, 2025, compared to approximately €1 million for the six months ended June 30, 2024. The change is primarily attributable to the tax impact of the investment transaction with Clal in our 198 MW solar portfolio, which is expected to be fully offset through the utilization of current losses.

Profit / Loss from Continuing Operations

Loss from continuing operations was approximately €1.6 million for the six months ended June 30, 2025, compared to a profit from continuing operations of approximately €3.4 million for the six months ended June 30, 2024.

Profit / Loss from Discontinued Operation

Loss from discontinued operation (net of tax) was €0 for the six months ended June 30, 2025, compared to a loss of approximately €79 thousand for the six months ended June 30, 2024. The loss from discontinued operations for the six months ended June 30, 2024 was in connection with the sale of our Talmei Yosef Israeli solar plant, which was consummated in June 2024.

Profit / Loss

Loss was approximately €2.7 million for the six months ended June 30, 2025, compared to a loss of approximately €3.3 million for the six months ended June 30, 2024.

Total Other Comprehensive Income / Loss

Total other comprehensive loss was approximately €8.7 million for the six months ended June 30, 2025, compared to total other comprehensive income of approximately €5.7 million for the six months ended June 30, 2024. The change in total other comprehensive income (loss) is primarily as the result of foreign currency translation adjustments due to the change in the NIS/euro exchange rate and by changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol solar plant, or the Talasol PPA. The Talasol PPA experienced high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows.

Total Comprehensive Income / Loss

Total comprehensive loss was approximately €10.3 million for the six months ended June 30, 2025, compared to total comprehensive income of approximately €2.3 million for the six months ended June 30, 2024.

Impact of Fluctuation of Currencies

We hold cash and cash equivalents, deposits and restricted cash in various currencies, mainly in euro, NIS and USD. Our investments in our European operations (i.e., in our Spanish Solar Plants, our Italian Solar Plants, our WtE plants, the Talasol Solar Plant and our solar projects under development in Italy) are denominated in euro, our investments in our Israeli operations (i.e., Ellomay Luzon Energy, the Manara PSP and solar projects under development) are denominated in NIS and our investments in our solar projects in Texas, USA, are denominated in USD. Our financing is denominated in NIS (i.e., principal and interest payments on our Debentures and the financing of the Manara PSP), in euro (i.e., financing in connection with our Spanish Solar Plants and the project finance and loans provided by the minority (49%) holders of Talasol) and in USD (short-term financing in connection with our USA solar plants). We therefore are affected by changes in the prevailing euro/NIS exchange rates and euro/USD exchange rates.

The table below sets forth the annual and semi-annual rates of appreciation (or devaluation) of the NIS against the Euro and the NIS against the USD.

	Year ended December 31,		Six months ended June 30,
	2024	2023	2025	2024
Devaluation (appreciation) of the NIS against the EUR	(5.4)%	6.9%	4.2%	0.2%
Devaluation (appreciation) of the NIS against the USD	0.6%	3.1%	(7.5)%	3.6%

The representative NIS/euro exchange rate was NIS 3.9552 for one euro on June 30, 2025 and NIS 4.020 for one euro on June 30, 2024. The average exchange rates for converting NIS to euro during the six-month periods ended June 30, 2025 and 2024 were NIS 3.923 and NIS 3.995 for one euro, respectively. The exchange rate as of September 20, 2025 was NIS 3.926 for one euro.

The representative NIS/USD exchange rate was NIS 3.372 for one USD on June 30, 2025 and NIS 3.759 for one USD on June 30, 2024. The average exchange rates for converting NIS to USD during the six-month periods ended June 30, 2025 and 2024 were NIS 3.598 and NIS 3.694 for one USD, respectively. The exchange rate as of September 20, 2025 was NIS 3.336 for one USD.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Our solar power plants and other energy manufacturing plants are subject to comprehensive regulation and we sell the electricity and energy produced by them for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects plants such as our plants could materially adversely affect our results of operations. An economic crisis in Europe and specifically in Spain, the Netherlands and Italy, whether related to a military conflict or otherwise, or financial distress of the IEC or Noga in Israel, could cause the applicable legislator to reduce benefits provided to operators of solar power plants or other privately-owned energy manufacturing plants or to revise the incentive or regulatory regimes that currently governs the sale of electricity in Spain, the Netherlands, Israel and Italy.

On October 7, 2023, the “Iron Swords” war broke out in Israel following an attack in Southern Israel by Hamas. The war and hostilities, including missile attacks, mainly on southern and northern Israel, have continued since then, further escalating with a drone and missile attack by the Houthis from Yemen and by the Iranian regime in early April 2024 and in October 2024. A ceasefire commenced in Israel’s northern border on November 27, 2024 and a temporary ceasefire commence in Israel’s southern border on January 19, 2025 but military actions have been resumed since then. On June 13, 2025, the State of Israel launched operation “Rising Lion” against Iran, as part of the Iron Swords war, for the purpose of removing the nuclear and missile threat against Israel. As a result of this operation, strict restrictions were imposed on the Israeli home front and the Israeli economy began operating in a state of emergency whereby only essential businesses were allowed to open and the schools and higher education system shifted to online learning, two instructions that resulted in substantial damage to the Israeli economy. On June 24, 2025, an agreement was reached regarding a ceasefire with Iran, after which the Israeli economy resumed operating in full capacity. Dorad’s revenues in June 2025 decreased by approximately 22% compared to the same month in the previous year, including due to the military operation. The substantial majority of our operating facilities, which serve as its main sources of liquidity, are located outside of Israel, in Spain, Italy, the Netherlands and the USA. The substantial majority of our projects under development are also located outside of Israel, in Italy and in the USA. These facilities and projects have not been impacted by the war and hostilities in Israel. In connection with the war, the construction works on the Manara PSP site were stopped. Following the ceasefire achieved in November 2024 between Israel and Lebanon, on April 7, 2025 the EPC commenced the ramp-up period for the construction works at the site. The Israeli Electricity Authority granted a sixteen-month extension to the regulatory milestones and the duration of the general license. Our headquarters are located in Tel Aviv, which is in central Israel, and our headquarter work continued uninterrupted throughout the war and hostilities. our management is continuously monitoring developments and acting in accordance with the directives of the various authorities. However, as these are events characterized by uncertainty, among other things, regarding the date of the end of the war and the indirect effects that may be caused by it, we are unable to predict the impact of the war on our financial condition results of operations.

For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Ellomay Luzon Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP” of our Annual Report.

Liquidity and Capital Resources

General

We entered into various project finance agreements in connection with the financing of our Spanish solar plants, our Italian solar plants, the Netherlands biogas plants and the Manara PSP. In February 2021 we issued the Series D Convertible Debentures, in February 2023 we issued the Series E Secured Debentures, in January 2024, April 2024, August 2024 and November 2024 we issued the Series F Debentures and in February 2025 we issued the Series G Debentures.

We will require additional funds to advance the projects that are currently under construction or development or that will be developed and constructed in the future. For more information concerning our financing activities, see “Item 4.A: History and Development of Ellomay; Recent Developments” and “Item 5.B: Liquidity and Capital Resources” of our Annual Report.

As of June 30, 2025, we had a working capital of approximately €18.2 million. Based on our current operating forecast, we believe that our working capital will be sufficient to finance our ongoing operations for the next twelve months.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

As of June 30, 2025, we held approximately €46.5 million in cash and cash equivalents, approximately €13.9 million in short-term restricted cash and approximately €13.1 million in long-term restricted cash and deposits, compared with approximately €41.1 million in cash and cash equivalents, approximately €0.7 million in short-term restricted cash and approximately €17.1 million in long-term restricted cash and deposits we held at December 31, 2024. The change in cash and cash equivalents is mainly due to the issuance of our Series G Debentures in January 2025 and receipt of funds under the Clal agreement, partially offset by development and construction related expenses and repayments made on account of our other Debentures.

In the last three fiscal years, our principal capital expenditures were mainly the development and construction of the Manara PSP and of various solar projects in Italy, Israel and the United States. For information regarding our projects under development and construction, please see above under “General,” and “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects” of the Annual Report, Note 6 to our annual financial statements included in the Annual Report and Note 6 to our unaudited condensed consolidated interim financial statements as at June 30, 2025.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2025	2024
	(euro in thousands)
Net cash provided by operating activities	5,053	468
Net cash used in investing activities	(47,923)	(12,706)
Net cash provided by financing activities	52,002	15,539
Exchange differences on balances of cash and cash equivalents	(3,766)	1,188
Increase in cash and cash equivalents	5,366	4,489
Cash and cash equivalents at beginning of period	41,134	51,127
Cash from disposal groups classified as held-for-sale	-	428
Cash and cash equivalents at end of period	46,500	56,044

Operating activities

In the six months ended June 30, 2025, we had a loss of approximately €2.5 million. Net cash provided by operating activities was approximately €5.1 million.

In the six months ended June 30, 2024, we had a loss of approximately €3.3 million. Net cash provided by operating activities was approximately €0.5 million.

The increase in net cash provided by operating activities for the six months ended June 30, 2025, is mainly due to receipt of 2024 subsidies by our Dutch biogas plants during the six months ended June 30, 2025. During the year ended December 31, 2023, our Dutch biogas plants elected to temporarily exit the subsidy regime and sell the gas at market prices and during the year ended December 31, 2024 these plants returned to the subsidy regime. Under the subsidy regime, plants are entitled to monthly advances on subsidies based on the production during the previous year. As no subsidies were paid to our Dutch biogas plants for 2023, these plants were not entitled to advance payments for 2024 and the payment for gas produced by the plants during 2024 was received only during 2025.

Investing activities

Net cash used in investing activities was approximately €47.9 million in the six months ended June 30, 2025, primarily due to investments in the solar projects under development in Italy and USA and the Manara PSP and an approximately €9.2 million deposit in restricted cash in connection with a guarantee issued as part of the right of first refusal process in connection with Dorad’s shares.

Net cash used in investing activities was approximately €12.7 million in the six months ended June 30, 2024, primarily due to investments in the solar projects under development in Italy and USA.

Financing activities

Net cash provided by financing activities in the six months ended June 30, 2025 was approximately €52 million, resulting mainly from proceeds from the issuance of our Series G Debentures in February 2025, the proceeds from the Clal transaction and the proceeds of a short-term loan in in connection with the issuance of the guarantee required for the exercise of the right of first refusal on Dorad’s shares, partially offset by repayments made on account of our Debentures and repayments of loans.

Net cash provided by financing activities in the six months ended June 30, 2024 was approximately €15.5 million, resulting mainly from proceeds from the issuance of our Series F Debentures in January and April 2024 and the Project Finance of the Ellomay Solar plant in Spain, partially offset by repayments made on account of our Debentures and repayments of loans.

As of June 30, 2025, we were not in default of any financial covenants for immediate repayment under the various financing agreements we executed or under the Deeds of Trust for our outstanding Debentures.

As of June 30, 2025, our total current assets amounted to approximately €94.7 million, of which approximately €46.5 million was in cash and cash equivalents, compared with total current liabilities of approximately €76.5 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2024, our total current assets amounted to approximately €74.1 million, of which approximately €56 million was in cash and cash equivalents, compared with total current liabilities of approximately €85 million.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated interim financial statements, which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the unaudited condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 of our Annual Report, in Note 2 of our consolidated annual financial statements, are those that require management’s more significant judgments and estimates used in the preparation of our unaudited condensed consolidated interim financial statements.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

For more information concerning hedging transactions, see Note 7 of our unaudited condensed consolidated interim financial statements as at June 30, 2025.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.